Exhibit 99.1

VNET Reports Unaudited First Quarter 2026 Financial Results

BEIJING, May 26, 2026 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

“We delivered a strong first quarter through effective execution of our dual-core strategy and Hyperscale 2.0 framework,” said Josh Sheng Chen, Founder, Executive Chairperson and Interim Chief Executive Officer of VNET. “Our wholesale IDC business continued to thrive, securing a total of 517MW of new orders year-to-date 2026, including 510MW from a leading internet customer for our data centers in the Greater Beijing Area. As a pioneer in AIDC, we also advanced the development of high-performance, large-scale, green data center clusters, a segment where surging demand is increasingly constrained by limited resource availability. Moreover, we further strengthened our shareholder base by welcoming the affiliates of Contemporary Amperex Technology Co., Limited (“CATL”) as strategic investors. At the same time, we would like to thank Shandong Hi-Speed Holdings Group Limited for their continued trust and support over the years. Looking ahead, our strategic alignment with CATL will unlock meaningful synergies across technology and supply chain, accelerating the development of next-generation AIDC. Going forward, our deep resource reserves in core regions, combined with rapid delivery capabilities and operational excellence, position us well to capture growing demand and reinforce our industry leadership.”

Peter Zhihua Zhang, Senior Vice President, Operational Finance of VNET, commented, “We sustained our high-quality development trajectory in the first quarter of 2026. Total net revenues increased by 19.8% year-over-year to RMB2.69 billion, driven by 58.1% year-over-year growth in wholesale revenues, while adjusted EBITDA increased by 30.6% year-over-year to RMB891.5 million. This quarter marks a new milestone for us, as wholesale revenues surpassed retail revenues for the first time. Additionally, we further advanced our asset monetization strategy with the successful listing of two REIT projects in March, establishing a scalable capital recycling model that supports efficient reinvestment into new project development and deepens our competitive positioning in this capital-intensive industry. Looking ahead, we remain focused on strengthening our core capabilities to capitalize on AI-driven opportunities, delivering sustainable growth and long-term value for all stakeholders.”

First Quarter 2026 Financial Highlights

•	Total net revenues increased by 19.8% to RMB2.69 billion (US$390.1 million) from RMB2.25 billion in the same period of 2025.

•	Net revenues from the IDC business[1] increased by 27.0% to RMB2.08 billion (US$302.2 million) from RMB1.64 billion in the same period of 2025.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 58.1% to RMB1.06 billion (US$154.3 million) from RMB673.2 million in the same period of 2025.
•	Net revenues from the retail IDC business (“retail revenues”) increased by 5.4% to RMB1.02 billion (US$147.9 million) compared with RMB968.3 million in the same period of 2025.

•	Net revenues from the non-IDC business[2] increased by 0.3% to RMB606.6 million (US$87.9 million) from RMB604.8 million in the same period of 2025.

•	Adjusted cash gross profit (non-GAAP) increased by 25.1% to RMB1.21 billion (US$175.6 million) from RMB967.8 million in the same period of 2025. Adjusted cash gross margin (non-GAAP) was 45.0%, compared with 43.1% in the same period of 2025.

1 IDC business refers to managed hosting services, which consists of wholesale IDC business and retail IDC business. Such categorization is based on the nature and scale of our data center projects.

2 Non-IDC business consists of cloud services and VPN services.

•	Adjusted EBITDA (non-GAAP) increased by 30.6% to RMB891.5 million (US$129.2 million) from RMB682.4 million in the same period of 2025. Adjusted EBITDA margin (non-GAAP) was 33.1%, compared with 30.4% in the same period of 2025.

First Quarter 2026 Operational Highlights

Wholesale IDC Business

•	Capacity in service was 907MW as of March 31, 2026, compared with 889MW as of December 31, 2025, and 573MW as of March 31, 2025. Capacity under construction was 516MW as of March 31, 2026.
•	Capacity utilized by customers reached 687MW as of March 31, 2026, compared with 623MW as of December 31, 2025, and 437MW as of March 31, 2025. The sequential increase of 64MW was mainly contributed by the N-OR Campus 02A and N-HB Campus 03 data centers.
•	Utilization rate[3] of wholesale capacity was 75.7% as of March 31, 2026, compared with 70.1% as of December 31, 2025, and 76.2% as of March 31, 2025.

•	Utilization rate of mature wholesale capacity[4] was 93.8% as of March 31, 2026, compared with 93.1% as of December 31, 2025, and 94.5% as of March 31, 2025.
•	Utilization rate of ramp-up wholesale capacity[5] was 45.0% as of March 31, 2026, compared with 31.7% as of December 31, 2025, and 32.1% as of March 31, 2025.

•	Total capacity committed[6] was 869MW as of March 31, 2026, compared with 848MW as of December 31, 2025, and 571MW as of March 31, 2025.
•	Commitment rate[7] for capacity in service was 95.7% as of March 31, 2026, compared with 95.3% as of December 31, 2025, and 99.7% as of March 31, 2025.

Retail IDC Business8

•	Capacity in service was 50,170 cabinets as of March 31, 2026, compared with 49,863 cabinets as of December 31, 2025, and 51,960 cabinets as of March 31, 2025.
•	Capacity utilized by customers was 32,165 cabinets as of March 31, 2026, compared with 31,906 cabinets as of December 31, 2025, and 33,093 cabinets as of March 31, 2025.
•	Utilization rate of retail capacity was 64.1% as of March 31, 2026, compared with 64.0% as of December 31, 2025, and 63.7% as of March 31, 2025.

•	Utilization rate of mature retail capacity[9] was 68.5% as of March 31, 2026, compared with 68.5% as of December 31, 2025, and 69.1% as of March 31, 2025.
•	Utilization rate of ramp-up retail capacity[10] was 24.2% as of March 31, 2026, compared with 23.9% as of December 31, 2025, and 21.5% as of March 31, 2025.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB9,448 in the first quarter of 2026, compared with RMB9,420 in the fourth quarter of 2025 and RMB8,898 in the first quarter of 2025.

3 Utilization rate is calculated by dividing capacity utilized by customers by capacity in service.

4 Mature wholesale capacity refers to wholesale data centers with utilization rate at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers with utilization rate below 80%.

6 Total capacity committed represents capacity committed to customers under effective agreements.

7 Commitment rate is calculated by dividing total capacity committed by total capacity in service.

8 For the retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets include those with limited utilization, those scheduled for closure, or those planned for upgrades. As of March 31, 2025, December 31, 2025, and March 31, 2026, 3,766, 3,791 and 4,097 reserved cabinets, respectively, were excluded from retail IDC utilization rate calculations.

9 Mature retail capacity refers to retail data centers that came into service over 24 months ago.

10 Ramp-up retail capacity refers to retail data centers that entered service within the past 24 months, or mature retail data centers that underwent improvements within the past 24 months.

First Quarter 2026 Financial Results

TOTAL NET REVENUES: Total net revenues in the first quarter of 2026 were RMB2.69 billion (US$390.1 million), representing an increase of 19.8% from RMB2.25 billion in the same period of 2025. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 27.0% to RMB2.08 billion (US$302.2 million) from RMB1.64 billion in the same period of 2025. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 58.1% to RMB1.06 billion (US$154.3 million) from RMB673.2 million in the same period of 2025.
•	Retail revenues increased by 5.4% to RMB1.02 billion (US$147.9 million) from RMB968.3 million in the same period of 2025.

Net revenues from non-IDC business increased by 0.3% to RMB606.6 million (US$87.9 million) from RMB604.8 million in the same period of 2025.

GROSS PROFIT: Gross profit in the first quarter of 2026 was RMB615.9 million (US$89.3 million), representing an increase of 8.9% from RMB565.3 million in the same period of 2025. Gross margin in the first quarter of 2026 was 22.9%, compared with 25.2% in the same period of 2025.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation and amortization and share-based compensation expenses from gross profit, increased by 25.1% to RMB1.21 billion (US$175.6 million) in the first quarter of 2026 from RMB967.8 million in the same period of 2025. Adjusted cash gross margin (non-GAAP) in the first quarter of 2026 was 45.0%, compared with 43.1% in the same period of 2025.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2026 were RMB368.9 million (US$53.5 million), compared with RMB316.8 million in the same period of 2025.

Sales and marketing expenses were RMB53.7 million (US$7.8 million) in the first quarter of 2026, compared with RMB64.3 million in the same period of 2025.

Research and development expenses were RMB74.4 million (US$10.8 million) in the first quarter of 2026, compared with RMB43.6 million in the same period of 2025.

General and administrative expenses were RMB162.4 million (US$23.5 million) in the first quarter of 2026, compared with RMB179.8 million in the same period of 2025.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses from operating expenses, were RMB362.2 million (US$52.5 million) in the first quarter of 2026, compared with RMB310.5 million in the same period of 2025. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the first quarter of 2026 were 13.5%, compared with 13.8% in the same period of 2025.

ADJUSTED EBITDA (non-GAAP), which exclude depreciation and amortization, and share-based compensation expenses from operating profit, was RMB891.5 million (US$129.2 million) in the first quarter of 2026, representing an increase of 30.6% from RMB682.4 million in the same period of 2025. Adjusted EBITDA margin (non-GAAP) in the first quarter of 2026 was 33.1%, compared with 30.4% in the same period of 2025.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the first quarter of 2026 was RMB531.8 million (US$77.1 million), compared with RMB237.6 million in the same period of 2025, primarily attributable to RMB486.2 million capital transactions-related income tax expenses incurred in the first quarter of 2026.

LOSS PER SHARE: Basic and diluted loss per share in the first quarter of 2026 were both RMB1.36 (US$0.20), which represents the equivalent of RMB8.16 (US$1.20) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted earnings/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of March 31, 2026, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB8.80 billion (US$1.28 billion).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB5.18 billion (US$750.4 million). Total long-term debt was RMB17.77 billion (US$2.58 billion), comprised of long-term borrowings of RMB12.93 billion (US$1.87 billion) and convertible notes of RMB4.83 billion (US$700.8 million).

Net cash generated from operating activities in the first quarter of 2026 was RMB173.7 million (US$25.2 million), compared with RMB195.7 million in the same period of 2025. During the first quarter of 2026, the Company obtained new debt financing, refinancing facilities, equity financing and other financings of RMB8.14 billion (US$1.78 billion).

Recent Developments

On May 13, 2026, the Company announced that certain new strategic investors that are non-controlled and non-consolidated affiliates of Contemporary Amperex Technology Co., Limited (CATL) (the “Buyers”) entered into a share purchase agreement with wholly owned subsidiaries of Shandong Hi-Speed Holdings Group Limited (the “Sellers”). Pursuant to the share purchase agreement, the Buyers have agreed to acquire up to 650,424,192 Class A ordinary shares of the Company from the Sellers at a purchase price of US$1.4486 per ordinary share (equivalent to US$8.6914 per ADS) (the “Proposed Investment”). The closing of the transaction is expected to take place in the fourth quarter of 2026, and is subject to conditions set forth in the share purchase agreement, including approval by the shareholders of Shandong Hi-Speed Holdings Group Limited. Upon closing, the Buyers will hold up to approximately 38.1% of the Company’s total issued and outstanding shares. Additionally, the Buyers have entered into an Investor Rights Agreement with the company and a voting and consortium agreement with Mr. Josh Sheng Chen, Founder, Executive Chairperson and Interim Chief Executive Officer of VNET, and certain of his affiliated investment vehicles (collectively, the “Founder Parties”), both of which will become effective upon closing of the Proposed Investment. Meanwhile, pursuant to the Investor Rights Agreement, the Company will grant the Buyers certain investor rights and the Buyers will be restricted from transferring or otherwise disposing of certain Class A ordinary shares of the Company acquired in the Proposed Investment for a specified period, subject to terms and conditions of the Investor Rights Agreement. In addition, the Buyers undertake to take necessary actions to support the stability of control of the Company.

Business Outlook

For the full year of 2026, the Company expects its total net revenues to be in the range of RMB11.5 billion to RMB11.8 billion, representing year-over-year growth of 15.6% to 18.6%, and adjusted EBITDA (non-GAAP) to be in the range of RMB3,550 million to RMB3,750 million, representing year-over-year growth of 19.2% to 25.9%. In addition, the Company expects capital expenditure to be in the range of RMB10 billion to RMB12 billion for the full year of 2026. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 26, 2026, or 8:00 PM Beijing Time on Tuesday, May 26, 2026.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10054823-igj5ty.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10054824-q1g6uk.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through June 3, 2026, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Replay PIN (English line):	10054823
Replay PIN (Chinese line):	10054824

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement. VNET's strategic and operational plans as well as Business Outlook contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,523,571	7,772,136	1,126,723
Restricted cash	656,010	284,500	41,244
Short-term Investments	379,198	718,207	104,118
Accounts and notes receivable, net	2,222,106	2,682,764	388,919
Amounts due from related parties	429,411	430,143	62,358
Prepaid expenses and other current assets	2,241,570	2,602,208	377,243
Total current assets	11,451,866	14,489,958	2,100,605

Non-current assets:
Restricted cash	22,104	23,392	3,391
Long-term investments, net	1,062,660	1,025,257	148,631
Property and equipment, net	22,775,579	24,533,134	3,556,558
Intangible assets,net	2,004,710	1,987,282	288,095
Land use rights, net	867,765	868,577	125,917
Operating lease right-of-use assets, net	4,871,341	4,709,302	682,705
Deferred tax assets, net	251,572	244,058	35,381
Derivative financial instrument	11,185	-	-
Other non-current assets	1,275,380	1,235,496	179,109
Total non-current assets	33,142,296	34,626,498	5,019,787
Total assets	44,594,162	49,116,456	7,120,392

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	1,172,561	2,559,857	371,101
Current portion of long-term borrowings	2,059,154	2,616,547	379,320
Current portion of finance lease liabilities	357,995	364,084	52,781
Current portion of operating lease liabilities	962,275	963,193	139,634
Accounts and notes payable	741,878	832,786	120,729
Amounts due to related parties	415,889	406,549	58,937
Income taxes payable	154,343	480,831	69,706
Advances from customers	933,920	1,107,869	160,607
Deferred revenue	138,671	157,897	22,890
Current portion of deferred government grants	51,062	50,327	7,296
Accrued expenses and other payables	5,459,465	5,115,594	741,605
Total current liabilities	12,447,213	14,655,534	2,124,606

Non-current liabilities:
Long-term borrowings	11,579,664	12,932,223	1,874,779
Convertible notes	5,138,664	4,833,867	700,764
Non-current portion of finance lease liabilities	1,643,713	1,615,569	234,208
Non-current portion of operating lease liabilities	4,001,047	3,884,787	563,176
Unrecognized tax benefits	118,734	118,734	17,213
Deferred tax liabilities	840,387	832,982	120,757
Deferred government grants	260,268	249,319	36,144
Total non-current liabilities	23,582,477	24,467,481	3,547,041

Mezzanine equity:
Redeemable non-controlling interests	1,711,591	5,135,112	744,435
Total mezzanine equity	1,711,591	5,135,112	744,435

Shareholders' equity
Ordinary shares	112	118	17
Treasury stock	(179,087)	(179,087)	(25,962)
Additional paid-in capital	17,360,323	17,602,639	2,551,847
Statutory reserves	116,316	116,316	16,862
Accumulated other comprehensive income	46,375	47,190	6,841
Accumulated deficit	(11,125,595)	(13,355,062)	(1,936,077)
Total VNET Group, Inc. shareholders’ equity	6,218,444	4,232,114	613,528
Noncontrolling interest	634,437	626,215	90,782
Total shareholders' equity	6,852,881	4,858,329	704,310
Total liabilities，mezzanine equity and shareholders' equity	44,594,162	49,116,456	7,120,392

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Net revenues	2,246,220	2,687,089	2,691,136	390,133
Cost of revenues	(1,680,879)	(2,146,705)	(2,075,269)	(300,851)
Gross profit	565,341	540,384	615,867	89,282

Operating income (expenses)
Operating income	1,461	14,670	83	12
Sales and marketing expenses	(64,346)	(73,564)	(53,682)	(7,782)
Research and development expenses	(43,603)	(78,665)	(74,423)	(10,789)
General and administrative expenses	(179,770)	(218,853)	(162,380)	(23,540)
Allowance for doubtful debt	(30,552)	(30,965)	(78,536)	(11,385)
Total operating expenses	(316,810)	(387,377)	(368,938)	(53,484)

Operating profit	248,531	153,007	246,929	35,798
Interest income	6,751	5,014	10,390	1,506
Interest expense	(100,653)	(189,447)	(221,042)	(32,044)
Other income	1,811	41,176	1,376	199
Other expenses	(2,438)	(4,971)	(2,991)	(434)
Changes in the fair value of financial instruments	(334,904)	287,384	(32,095)	(4,653)
Gain on deconsolidation of a subsidiary	-	469,838	-	-
Foreign exchange gain (loss)	9,527	(29,436)	36,083	5,231
(Loss) income before income taxes and gain from equity method investments	(171,375)	732,565	38,650	5,603
Income tax expenses	(52,062)	(388,933)	(486,161)	(70,479)
Gain from equity method investments	3,214	1,710	2,611	379
Net (loss) income	(220,223)	345,342	(444,900)	(64,497)
Net income attributable to noncontrolling interests	(17,335)	(20,056)	(19,752)	(2,863)
Net income attributable to redeemable non-controlling interests	-	(20,613)	(67,189)	(9,740)
Net (loss) income attributable to the VNET Group, Inc.	(237,558)	304,673	(531,841)	(77,100)
Accretion to redemption amount of redeemable non-controlling interests	-	(4,839)	(1,697,626)	(246,104)
Net (loss) profit attributable to the Company’s ordinary shareholders	(237,558)	299,834	(2,229,467)	(323,204)

Loss (earnings) per share
Basic	(0.15)	0.17	(1.36)	(0.20)
Diluted	(0.15)	(0.00)	(1.36)	(0.20)
Shares used in (loss) earnings per share computation
Basic*	1,608,799,842	1,616,275,922	1,644,810,699	1,644,810,699
Diluted*	1,608,799,842	1,762,607,179	1,644,810,699	1,644,810,699

Loss (earnings) per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.90)	1.02	(8.16)	(1.20)
Diluted	(0.90)	(0.01)	(8.16)	(1.20)

 * Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

 VNET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Gross profit	565,341	540,384	615,867	89,282
Plus: depreciation and amortization	402,399	596,766	595,092	86,270
Plus: share-based compensation expenses	109	507	297	43
Adjusted cash gross profit	967,849	1,137,657	1,211,256	175,595
Adjusted cash gross margin	43.1%	42.3%	45.0%	45.0%

Operating expenses	(316,810)	(387,377)	(368,938)	(53,484)
Plus: share-based compensation expenses	6,329	7,191	6,757	980
Adjusted operating expenses	(310,481)	(380,186)	(362,181)	(52,504)

Operating profit	248,531	153,007	246,929	35,798
Plus: depreciation and amortization	427,440	644,349	637,551	92,425
Plus: share-based compensation expenses	6,438	7,698	7,054	1,023
Adjusted EBITDA	682,409	805,054	891,534	129,246
Adjusted EBITDA margin	30.4%	30.0%	33.1%	33.1%

 VNET GROUP, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	195,713	546,424	173,676	25,178

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,792,051)	(1,809,905)	(1,752,448)	(254,052)
Purchases of intangible assets	(33,952)	(91,438)	(42,073)	(6,099)
(Payments for) proceeds from investments	(21,440)	1,380,795	(308,408)	(44,710)
Proceeds from disposal of a subsidiary, net	-	755,964	-	-
Payments for other investing activities	(37,327)	(791,034)	(115,851)	(16,795)
Net cash used in investing activities	(1,884,770)	(555,618)	(2,218,780)	(321,656)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,893,386	1,537,209	6,560,103	951,015
Repayments of bank borrowings	(369,366)	(486,814)	(3,954,802)	(573,326)
Proceeds from issuance of 2030 Convertible Notes	3,084,519	-	-	-
Payments for finance leases	(37,950)	(84,359)	(91,453)	(13,258)
Proceeds from issuance of ordinary shares	-	-	951,393	137,923
Contribution from noncontrolling interest in subsidiaries	635,000	702,659	4,976,468	721,436
Proceeds from (payments for) other financing activities	161,033	461,622	(4,493,902)	(651,479)
Net cash generated from financing activities	5,366,622	2,130,316	3,947,807	572,311

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	9,020	(673)	(24,360)	(3,531)
Net increase in cash, cash equivalents and restricted cash	3,686,585	2,120,450	1,878,343	272,302
Cash, cash equivalents and restricted cash at beginning of period	2,081,073	4,081,235	6,201,685	899,056
Cash, cash equivalents and restricted cash at end of period	5,767,658	6,201,685	8,080,028	1,171,358